

January 21, 2011

Richard M. Brooks, Jr., Chief Executive Officer
Zumiez, Inc.
6300 Merrill Creek Parkway, Suite B
Everett, Washington 98203

> **Re:** **Zumiez, Inc.**
> **Form 10-K for fiscal year ended January 30, 2010**
> **Filed March 23, 2010**
> **File No. 000-51300**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 15, 2010**
> **File No. 000-51300**

Dear Mr. Brooks:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement Filed on April 15, 2010

Executive Compensation, page 20

1.   We note your disclosure on page 24 that your compensation committee meets with a compensation consultant. Please confirm that in future filings you will disclose the identity of the consultant, as required by Item 407(e)(3)(iii) of Regulation S-K to the extent compensation consultants were utilized. Please provide us with draft disclosure in a supplemental response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Edwin Kim at (202) 551-3297 or Pamela Howell, Special Counsel, at (202) 551-3357 with any questions.

Sincerely,

John Reynolds
Assistant Director

cc: Trevor S. Lang, CFO
          Fax: (425) 551-1555